Semiannual Report

MARCH 31, 2006

Waddell & Reed Advisors Municipal High Income Fund



CONTENTS

3   President's Letter

5   Illustration of Fund Expenses

7   Portfolio Highlights

9   Investments

28 Statement of Assets and Liabilities

29 Statement of Operations

30 Statement of Changes in Net Assets

31 Financial Highlights

35 Notes to Financial Statements

40 Report of Independent Registered Public Accounting Firm

41 Proxy Voting Information

42 Quarterly Portfolio Schedule Information

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2006. Stock prices generally rose during the period while bond prices were flat, accompanied by a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years. Overall, the Citigroup Broad Investment Grade Index declined 0.03 percent over the last six months.

Between September and March, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve monetary policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced economic issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Despite all these challenges, the S&P 500 Index increased 6.39 percent during the six-month period ended March 31, while the Dow Jones Industrial Average rose 6.13 percent. Corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed – we think temporarily – to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. cooled a bit as the yield on 10-year U.S. Treasury bonds – a fixed-income security that lenders often use to set home mortgage

rates – rose to 4.85 percent, from 4.30 percent six months earlier.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? By March 31, the Fed's target for short-term interest rates (the Federal Funds rate) stood at 4.75 percent following four quarter-point increases since September. We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

This past winter, many Americans were fortunate to enjoy relatively mild weather – blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

MUNICIPAL HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,031.00	0.99%	$5.08
Class B	1,000	1,026.70	1.83	9.22
Class C	1,000	1,026.50	1.88	9.52
Class Y	1,000	1,032.10	0.77	3.96
Based on 5% Return[2]				
Class A	$1,000	$1,019.98	0.99%	$5.05
Class B	1,000	1,015.80	1.83	9.17
Class C	1,000	1,015.54	1.88	9.47
Class Y	1,000	1,021.08	0.77	3.94

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL HIGH INCOME FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors Municipal High Income Fund, Inc. had net assets totaling $449,058,007 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Life Care/Nursing Center Revenue Bonds.	$16.98
Industrial Development Revenue/ Pollution Control Bonds	$15.86
Other Municipal Bonds	$11.59
Special Tax Bonds	$10.58
Prerefunded ETM Bonds	$ 9.93
Hospital Revenue Bonds	$ 9.83
City General Obligation Bonds	$ 6.99
Cash and Cash Equivalents	$ 6.16
Education Revenue Bonds	$ 3.57
Airport Revenue Bonds	$ 3.43
Housing Revenue Bonds	$ 2.89
Resource Recovery Bonds	$ 2.19

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	16.95%
AA	2.75%
A	4.66%
BBB	25.45%
BB	23.75%
B	17.15%
Below B	3.13%
Cash and Cash Equivalents	6.16%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

2006 TAX YEAR TAXABLE EQUIVALENT YIELDS[1]

If your Taxable Income is:		Your Marginal Tax Bracket Is	Equivalent Tax Free Yields			
Joint Return	Single Return		3%	4%	5%	6%
$ 0 - 15,100	$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%
$ 15,101 - 61,300	$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%
$ 61,301 - 123,700	$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%
$123,701 - 188,450	$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%
$188,451 - 336,550	$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%
$336,551 and above	$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%

(1)Table is for illustration only and does not represent the actual performance of Waddell & Reed Advisors Municipal High Income Fund, Inc.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 2.67%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000,		
7.0%, 12–1–25	$3,500	$ 4,030,670
Hayden-Winkelman Unified School District No. 41 of Gila County, Arizona, Capital Appreciation Refunding Bonds, Series 1995,		
0.0%, 7–1–10	4,345	3,390,230
The Industrial Development Authority of the County of Pima, Education Revenue Bonds:		
Paradise Education Center Project, Series 2003A,		
5.75%, 6–1–24	2,100	2,064,993
Noah Webster Basic School Project, Series 2004A,		
6.125%, 12–15–34	1,115	1,109,648
The Industrial Development Authority of the City of Tucson, Arizona, Education Revenue Bonds (Arizona Agribusiness and Equine Center, Inc. Project), Series 2004A,		
6.125%, 9–1–34	1,380	1,407,572
		12,003,113
California – 2.55%		
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate),		
6.75%, 6–1–39	5,000	5,629,300
The California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corporation), Series 2006A Convertible Turbo Bonds,		
0.0%, 6–1–46	4,000	3,099,280
State of California Various Purpose General Obligation Bonds,		
5.0%, 2–1–23	2,620	2,712,407
		11,440,987
Colorado – 10.91%		
City and County of Denver, Colorado, Airport System Revenue Refunding Bonds, Series 2002E:		
5.25%, 11–15–13	6,000	6,345,900
5.25%, 11–15–14	4,000	4,211,760

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Colorado (Continued)		
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds: Collegiate Academy of Colorado Project, A Charter School Created by Jefferson County School District R–1, Jefferson County, State of Colorado, Series 2002:		
7.5%, 12–15–31	$3,000	$ 3,384,510
7.375%, 12–15–21	1,000	1,123,900
Stargate Charter School Project, Series 2002:		
6.0%, 5–1–22	1,605	1,641,995
6.125%, 5–1–33	1,000	1,024,990
Northwest Metropolitan District No. 3 (in the City and County of Broomfield, Colorado), General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2005,		
6.25%, 12–1–35	5,000	5,258,450
Rampart Range Metropolitan District No. 1 (in the City of Lone Tree, Colorado), Revenue Bonds (Rampart Range Metropolitan District No. 2 Project), Series 2001,		
7.75%, 12–1–26	4,390	4,793,573
Aspen Grove Business Improvement District in the City of Littleton, Colorado, Limited Tax General Obligation Bonds, Series 2001,		
7.625%, 12–1–25	3,547	3,655,254
Arista Metropolitan District (in the City and County of Broomfield, Colorado), Special Revenue Bonds, Series 2005,		
6.75%, 12–1–35	3,575	3,626,194
Pine Bluffs Metropolitan District (in the Town of Parker), Douglas County, Colorado, General Obligation Limited Tax Bonds, Series 2004,		
7.25%, 12–1–24	3,325	3,356,388
Southlands Metropolitan District No. 1 (in the City of Aurora), Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2004,		
7.125%, 12–1–34	2,000	2,169,920

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Colorado (Continued)		
Cordillera Mountain Metropolitan District (Eagle County, Colorado), Subordinate Limited Tax (Convertible to Parity Unlimited Tax), General Obligation Bonds, Series 2000B, 6.2%, 12–1–20	$1,420	$ 1,513,166
Colorado International Center Metropolitan District No. 3 (in the City of Aurora, Colorado), General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2006, 6.5%, 12–1–35	1,425	1,435,075
Red Sky Ranch Metropolitan District, Eagle County, Colorado, General Obligation Bonds, Series 2003, 6.05%, 12–1–33	1,245	1,284,852
Church Ranch Metropolitan District, City of Westminster, Colorado, General Obligation Limited Tax Bonds, Series 2003, 6.0%, 12–1–33	1,260	1,271,063
Piney Creek Village Metropolitan District, Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2005, 5.5%, 12–1–35	1,100	1,088,802
Tallyn's Reach Metropolitan District No. 3 (in the City of Aurora, Colorado), Limited Tax (Convertible to Unlimited Tax), General Obligation Bonds, Series 2004, 6.75%, 12–1–33	1,000	1,042,900
Adams 12 Five Star Schools, Adams County and City and County of Broomfield, Colorado), General Obligation Bonds, Series 2006B, 0.0%, 12–15–25	2,000	750,400
		48,979,092
Connecticut – 1.92%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A, 5.5%, 1–1–14	5,250	5,256,615

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Connecticut (Continued)		
Connecticut Development Authority, Pollution Control Revenue Refunding Bonds (The Connecticut Light and Power Company Project – 1993B Series),		
5.95%, 9–1–28	$2,500	$ 2,640,125
State of Connecticut Health and Educational Facilities Authority, Revenue Bonds, Hospital for Special Care Issue, Series B,		
5.375%, 7–1–17	730	738,709
		8,635,449
Delaware – 0.24%		
Sussex County, Delaware, Adjustable Rate First Mortgage Revenue Bonds (Cadbury at Lewes Project), Series 2006B:		
6.0%, 1–1–35	700	702,982
5.9%, 1–1–26	375	378,292
		1,081,274
Florida – 1.33%		
Capital Projects Finance Authority, Continuing Care Retirement Community, Revenue Bonds (Capital Projects Loan Program – The Glenridge on Palmer Ranch Project), Fixed Rate Revenue Bonds, Series 2002A,		
8.0%, 6–1–32	5,000	5,520,100
Capital Trust Agency, Housing Revenue Bonds (Atlantic Housing Foundation Properties), Subordinate Series 2005,		
4.25%, 7–1–40 (A)	465	464,079
		5,984,179
Georgia – 1.55%		
Brunswick and Glynn County Development Authority, First Mortgage Revenue Bonds (Coastal Community Retirement Corporation – Marsh's Edge Project) Series 2004A,		
7.25%, 1–1–35	4,625	4,701,035
Savannah Economic Development Authority, First Mortgage Revenue Bonds (The Marshes of Skidaway Island Project), Series 2003A:		
7.4%, 1–1–34	1,650	1,729,002
7.4%, 1–1–24	510	538,519
		6,968,556

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Illinois – 2.67%		
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001:		
6.35%, 12–15–24	$2,975	$ 3,054,522
6.05%, 12–15–19	1,000	1,017,200
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	2,000	2,153,240
Illinois Health Facilities Authority Series 2003A–1 (Villa St. Benedict Project),		
6.9%, 11–15–33	2,000	2,130,160
Community Unit School District Number 205, Du Page and Cook Counties, Illinois, General Obligation School Bonds, Series 2002,		
5.1%, 1–1–22	2,000	2,092,900
Illinois Finance Authority, Revenue Bonds, Series 2005A (The Landing at Plymouth Place Project),		
6.0%, 5–15–25	1,500	1,521,450
		11,969,472
Iowa – 1.50%		
City of Cedar Rapids, Iowa:		
First Mortgage Revenue Bonds, Series 1998-A (Cottage Grove Place Project),		
5.875%, 7–1–28	5,000	4,122,950
First Mortgage Adjustable Revenue Bonds, Series 2004 (Cottage Grove Place Project),		
6.5%, 7–1–33	2,655	2,621,175
		6,744,125
Kansas – 2.31%		
City of Olathe, Kansas, Senior Living Facility Revenue Bonds:		
Catholic Care Campus, Inc., Series 2006A,		
6.0%, 11–15–38	4,750	4,861,958
Aberdeen Village, Inc., Series 2000A,		
8.0%, 5–15–30	3,255	3,803,240
Certificates of Participation, Series 1998A, Evidencing Proportionate Interests of the Owners Thereof in Rental Payments to be Made by the City of Spring Hill, Kansas, to Spring Hill Golf Corporation:		
0.0%, 1–15–28 (B)	4,145	1,668,363
0.0%, 1–15–06 (B)	75	30,187
0.0%, 1–15–20 (B)	60	24,150
		10,387,898

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Louisiana – 0.23%		
Louisiana Public Facilities Authority, Refunding Revenue Bonds (Pennington Medical Foundation Project), Series 2006,		
5.0%, 7–1–21	$1,000	**$ 1,023,270**
Maine – 1.44%		
Maine Health and Higher Educational Facilities Authority, Revenue Bonds, Piper Shores Issue, Series 1999A:		
7.55%, 1–1–29	5,000	5,492,500
7.5%, 1–1–19	900	975,312
		6,467,812
Maryland – 0.34%		
Maryland Economic Development Corporation, Senior Lien Revenue Bonds (Rocky Gap Golf Course and Hotel/Meeting Center Project), Series 1996 A,		
8.375%, 10–1–09 (B)	3,250	**1,527,500**
Massachusetts – 2.38%		
Massachusetts Industrial Finance Agency:		
First Mortgage Revenue Bonds, Reeds Landing Project, Series 1993,		
7.35%, 10–1–28	7,200	7,030,008
Resource Recovery Revenue Refunding Bonds (Ogden Haverhill Project), Series 1998A Bonds:		
5.6%, 12–1–19	2,500	2,590,825
5.5%, 12–1–13	1,000	1,045,300
		10,666,133
Michigan – 1.05%		
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.75%, 9–1–17	2,820	2,750,825
Michigan Public Educational Facilities Authority, Limited Obligation Revenue Bonds (Michigan Technical Academy Project), Series 2006:		
6.375%, 2–1–26	1,000	978,440
6.5%, 2–1–36	1,000	966,710
		4,695,975

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri – 15.25%		
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds:		
City of St. Joseph, Missouri:		
Sewerage System Improvements Project,		
Series 2004C,		
5.0%, 3–1–25	$3,500	$ 3,577,735
Triumph Foods, LLC Project, Series 2004A:		
6.0%, 3–1–15	1,000	1,053,150
5.25%, 3–1–25	500	514,795
City of Branson, Missouri (Branson Landing Project):		
Series 2004A:		
5.5%, 12–1–24	2,000	2,086,580
5.625%, 12–1–28	1,000	1,050,250
Series 2005A,		
6.0%, 6–1–20	1,000	1,133,220
City of Independence, Missouri, Eastland Center Project:		
Phase II, Series 2002B,		
6.0%, 4–1–21	2,100	2,206,344
Phase IV, Series 2000B,		
5.125%, 4–1–22	875	912,284
Santa Fe Redevelopment Project, Series 2001,		
5.25%, 4–1–23	2,500	2,613,600
City of Independence, Missouri – Crackerneck Creek Project, Series 2006C,		
5.0%, 3–1–28	1,100	1,115,400
City of Harrisonville, Missouri, Tax Increment Financing Improvement Revenue Notes (Harrisonville Towne Center Project), Series 2005,		
5.0%, 7–1–07	6,860	6,868,987
The Industrial Development Authority of the City of Kansas City, Missouri:		
Health Care Facilities First Mortgage Revenue Bonds (The Bishop Spencer Place, Incorporated Project), Series 1994:		
6.5%, 1–1–35	1,500	1,542,045
6.25%, 1–1–24	1,000	1,021,470
Revenue Bonds, Series 2004 (Plaza Library Project),		
5.9%, 3–1–24	2,500	2,521,825
City of Carthage, Missouri Hospital Revenue Bonds, Series 2005,		
5.75%, 4–1–22	5,000	5,022,600

See Notes to Schedule of Investments on page 27.

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
The Industrial Development Authority of St. Joseph, Missouri:		
Healthcare Revenue Bonds (Living Community of St. Joseph Project), Series 2002,		
7.0%, 8–15–32	$3,000	$ 3,164,460
Tax Increment Revenue Bonds, Series 2005B (The Shoppes at North Village Project):		
5.5%, 11–1–27	1,000	988,750
5.375%, 11–1–23	500	493,550
City of Des Peres, Missouri, Tax Increment Refunding Revenue Bonds, Series 2002A (West County Center Project),		
5.75%, 4–15–20	4,000	4,068,880
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004:		
6.0%, 3–1–19	2,610	2,627,774
6.25%, 3–1–24	1,000	1,007,980
The Industrial Development Authority of the City of Cameron, Missouri, Health Facilities Revenue Bonds (Cameron Community Hospital), Series 2000,		
6.25%, 12–1–21	3,250	3,501,323
M150 and 135th Street Transportation Development District Transportation Sales Tax Revenue Bonds (State Line Station Project-Kansas City, Missouri), Series 2004,		
6.0%, 10–1–34	2,700	2,779,515
City of Lake Ozark, Missouri, Neighborhood Improvement District Bonds (Osage National Project), Series 2005:		
6.1%, 3–1–25	1,390	1,411,837
5.6%, 3–1–17	685	684,959
5.6%, 3–1–11	425	422,463
City of Ballwin, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002A (Ballwin Town Center Redevelopment Project),		
6.25%, 10–1–17	2,200	2,226,510

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
The City of Nevada, Missouri (Nevada Regional Medical Center), Hospital Revenue Bonds, Series 2001,		
6.75%, 10–1–22	$2,000	$ 2,066,620
City of Riverside, Missouri, L–385 Levee Redevelopment Plan, Tax Increment Revenue Bonds (L–385 Levee Project), Series 2004,		
5.25%, 5–1–20	2,000	2,022,940
City of Liberty, Missouri, Tax Increment Revenue Bonds, (Liberty Triangle Project), Series 2004:		
5.375%, 9–1–19	1,000	994,760
5.75%, 9–1–24	750	743,235
5.875%, 9–1–26	250	250,058
City of Chesterfield, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002 (Chesterfield Valley Projects),		
4.5%, 4–15–16	1,695	1,695,153
City of Maplewood, Missouri, Tax Increment Refunding Revenue Bonds, Series 2005 (Maplewood South Redevelopment Area Project),		
5.75%, 11–1–26	1,700	1,657,704
The St. Charles Riverfront Transportation Development District, St. Charles, Missouri, Revenue Bonds (River Bluff Drive Improvement Project), Series 2005:		
5.0%, 10–1–20	800	791,384
5.25%, 4–1–25	400	384,816
The Industrial Development Authority of the City of Hannibal, Missouri, Health Facilities Refunding Revenue Bonds (Hannibal Regional Hospital), Series 2006,		
5.0%, 3–1–22	1,000	1,025,090
City of Wayland, Missouri, Tax Increment Revenue Bonds (Wayland Highway 27 Sewer and Water Improvement Project), Series 2006,		
6.1%, 4–1–28	250	246,722
		68,496,768

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Nevada – 0.80%		
Clark County, Nevada, Special Improvement District No. 142 (Mountain's Edge), Local Improvement Bonds, Series 2003:		
5.8%, 8–1–15	$2,000	$ 2,051,920
6.375%, 8–1–23	1,500	1,525,920
		3,577,840
New Hampshire – 1.16%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
5.75%, 7–1–22	2,000	2,052,560
5.0%, 7–1–12	625	634,319
Business Finance Authority of the State of New Hampshire, Revenue Bonds (Franklin Regional Hospital Association Project), Series A,		
6.05%, 9–1–29	1,945	1,888,070
Lisbon Regional School District, New Hampshire, General Obligation Capital Appreciation School Bonds,		
0.0%, 2–1–13	740	630,206
		5,205,155
New Jersey – 5.85%		
New Jersey Economic Development Authority:		
Economic Development Bonds:		
Kapkowski Road Landfill Reclamation Improvement District Project (City of Elizabeth), Series 1998A (Non-AMT):		
5.5%, 4–1–12	5,955	6,213,209
6.375%, 4–1–18	2,385	2,772,157
First Mortgage Revenue Fixed Rate Refunding Bonds (Winchester Gardens at Ward Homestead Project), Series 1996A,		
8.625%, 11–1–25	3,000	3,145,920
Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999,		
6.25%, 9–15–19	5,615	5,549,473
Fixed Rate First Mortgage Revenue Bonds (Lions Gate Project), Series 2005A:		
5.875%, 1–1–37	1,230	1,242,595
5.75%, 1–1–25	710	720,146

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Jersey (Continued)		
Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003, 6.75%, 6–1–39	$5,000	$ 5,593,800
Camden County Improvement Authority, Health Care Redevelopment Project Revenue Bonds, The Cooper Health System Obligated Group Issue, Series 1997, 6.0%, 2–15–27	1,000	1,039,080
		26,276,380
New York – 9.17%		
Suffolk County Industrial Development Agency (New York): Civic Facility Revenue Bonds: Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	4,820	4,846,847
Series 1999A (The Southampton Hospital Association Civic Facility), 7.25%, 1–1–20	2,945	2,984,404
Continuing Care Retirement Community, Fixed Rate Revenue Bonds (Peconic Landing at Southold, Inc. Project – Series 2000A), 8.0%, 10–1–20	2,000	2,203,480
Assisted Living Facility Revenue Bonds (Medford Hamlet Assisted Living Project), Series 2005, 6.375%, 1–1–39	2,000	1,984,800
Continuing Care Retirement Community, First Mortgage Fixed Rate Revenue Bonds (Jefferson's Ferry Project – Series 1999A), 7.2%, 11–1–19	1,500	1,606,320
Trust Inverse Certificates, beneficial ownership in Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured), 5.9695%, 6–1–10 (C)	7,500	8,639,850
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Sixth Series, 5.5%, 11–15–11	5,000	5,383,800

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
Dormitory Authority of the State of New York:		
Third General Resolution Revenue Bonds		
(State University Educational Facilities Issue),		
Series 2002B,		
5.25%, 11–15–23	$3,500	$ 3,729,110
Nyack Hospital Revenue Bonds, Series 1996,		
6.25%, 7–1–13	1,500	1,436,745
New York City Industrial Development Agency,		
Special Facility Revenue Bonds, Series 2005		
(American Airlines, Inc. John F. Kennedy		
International Airport Project),		
7.75%, 8–1–31	3,500	3,865,155
City of Yonkers Industrial Development Agency,		
Civic Facility Revenue Bonds (St. John's		
Riverside Hospital Project):		
Series 2001B,		
7.125%, 7–1–31	1,455	1,515,790
Series 2001A,		
7.125%, 7–1–31	1,000	1,041,780
Nassau County Tobacco Settlement Corporation,		
Tobacco Settlement Asset-Backed Bonds,		
Series 2006A–3 Senior Current Interest Bonds,		
5.125%, 6–1–46	2,000	1,938,660
		41,176,741
North Carolina – 2.39%		
North Carolina Eastern Municipal Power Agency,		
Power System Revenue Bonds:		
Series 1999 D,		
6.7%, 1–1–19	2,500	2,738,100
Refunding Series 2003 C,		
5.5%, 1–1–14	2,000	2,156,440
Refunding Series 2003 A,		
5.5%, 1–1–12	2,000	2,138,600
North Carolina Medical Care Commission,		
Health Care Facilities First Mortgage Revenue		
Bonds (Pennybyrn at Maryfield Project),		
Series 2005A Fixed Rate Bonds,		
5.65%, 10–1–25	2,000	2,005,800
City of Durham, North Carolina, Multifamily Housing		
Revenue Bonds (Ivy Commons Project),		
Series 1997,		
6.75%, 3–1–32	2,130	1,702,488
		10,741,428

See Notes to Schedule of Investments on page 27.

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Ohio – 1.08%		
City of Toledo, Ohio, Multifamily Housing Mortgage Revenue Bonds, Series 1998-A (Hillcrest Apartments Project), 6.125%, 12–1–29	$3,860	$ 3,110,079
Toledo Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2004C (Toledo Express Airport Project), 6.375%, 11–15–32	1,650	1,752,498
		4,862,577
Oklahoma – 1.30%		
Oklahoma Housing Finance Agency, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2006 Series B (AMT), 5.75%, 9–1–36	4,000	4,306,920
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005A, 6.125%, 11–15–25	1,500	1,510,155
		5,817,075
Oregon – 1.19%		
Gilliam County, Oregon, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management Project), Series 2000A, 4.15%, 8–1–25	5,000	4,988,450
Myrtle Creek Building Authority, Gross Revenue Bonds, Series 1996A (Myrtle Creek Golf Course Project), 0.0%, 6–1–21 (B)	3,000	360,000
		5,348,450
Pennsylvania – 2.49%		
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2000B, 9.25%, 11–15–22	5,000	5,982,250
The Borough of Langhorne Manor, Higher Education and Health Authority (Bucks County, Pennsylvania), Hospital Revenue Bonds, Series of 1992 (The Lower Bucks Hospital):		
7.3%, 7–1–12	3,800	3,812,540
7.35%, 7–1–22	1,400	1,404,648
		11,199,438

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Rhode Island – 0.77%		
City of Providence, Rhode Island, Special Obligation Tax Increment Bonds, Series D,		
6.65%, 6–1–16	$1,955	$ 2,002,213
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999,		
5.75%, 10–1–14	1,400	1,434,342
		3,436,555
South Carolina – 3.86%		
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds, Series 2001 B (Tax-Exempt),		
6.375%, 5–15–28	11,750	12,649,345
McCormick County, South Carolina, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2006 (McCormick Health Care Center Project):		
7.0%, 3–1–18	2,530	2,683,571
8.0%, 3–1–19 (A)	1,720	1,988,733
		17,321,649
Tennessee – 2.89%		
Upper Cumberland Gas Utility District (of Cumberland County, Tennessee): Gas System Revenue Refunding Bonds, Series 2005:		
6.9%, 5–1–29	3,750	3,648,637
6.8%, 5–1–19	1,955	1,913,554
Gas System Revenue Bonds, Series 1996,		
7.0%, 3–1–16	1,400	1,466,234
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2002,		
6.25%, 9–1–32	3,930	4,467,585
The Health, Educational and Housing Facility Board of the County of Shelby, Tennessee, Revenue Bonds (Trezevant Manor Project), Fixed Rate Revenue Bonds, Series 2006A,		
5.75%, 9–1–37	1,500	1,500,030
		12,996,040

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas – 7.76%		
Lubbock Health Facilities Development Corporation, Fixed Rate First Mortgage Revenue and Refunding Bonds:		
Carillon Senior LifeCare Community Project:		
Series 2005A:		
6.625%, 7–1–36	$5,000	$ 4,831,800
6.5%, 7–1–26	2,410	2,347,581
Carillon, Inc. Project, Series 1999A,		
6.5%, 7–1–19	5,600	6,064,464
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc.:		
Revenue Bonds, Series 1999,		
6.375%, 5–1–35	5,000	4,406,950
Revenue Refunding Bonds, Series 2000A,		
8.5%, 5–1–29	3,500	3,574,410
Revenue Refunding Bonds, Series 2000C,		
6.15%, 5–1–29	2,500	2,474,175
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds:		
7.5%, 11–15–29	4,000	4,299,680
7.25%, 11–15–19	1,000	1,071,270
Travis County Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Querencia at Barton Creek Project), Series 2005A Fixed Rate Bonds:		
5.65%, 11–15–35	1,250	1,221,800
5.0%, 11–15–14	835	824,045
4.9%, 11–15–13	835	824,011
City of Houston Health Facilities, Development Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project) Series 2004A, Fixed Rate Bonds,		
7.0%, 2–15–26	1,500	1,629,690
Alvarado Industrial Development Corporation, Industrial Development Revenue Bonds (Rich-Mix Products of Texas, Inc. Project), Series 1996,		
7.75%, 3–1–10	1,290	1,298,978
		34,868,854

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Utah – 0.21%		
Carbon County, Utah, Solid Waste Disposal Facility Revenue Refunding Bonds (Sunnyside Cogeneration Associates Project):		
Series 1999A,		
7.1%, 8–15–23	$ 837	$ 830,346
Series 1999B,		
0.0%, 8–15–24	390	109,871
		940,217
Virginia – 3.01%		
Norfolk Redevelopment and Housing Authority:		
Multifamily Rental Housing Facility Revenue Bonds, Series 1996 (1016 Limited Partnership – Sussex Apartments Project),		
8.0%, 9–1–26	3,295	3,395,168
First Mortgage Revenue Bonds (Fort Norfolk Retirement Community, Inc. – Harbor's Edge Project), Series 2004A:		
6.125%, 1–1–35	1,100	1,119,448
6.0%, 1–1–25	500	508,715
Pocahontas Parkway Association, Route 895 Connector, Toll Road Revenue Bonds, Senior Capital Appreciation Bonds, Series 1998B,		
0.0%, 8–15–18	9,000	4,518,450
Industrial Development Authority of King George County, Virginia, Variable Rate Demand Solid Waste Disposal Revenue Bonds (King George Landfill, Inc. Project), Series 2003A,		
4.1%, 6–1–23	4,000	3,985,040
		13,526,821
Washington – 0.97%		
Port of Anacortes, Washington, Revenue and Refunding Bonds, 1998 Series A (AMT),		
5.625%, 9–1–16	3,000	3,116,160
Housing Authority of the City of Seattle, Low-Income Housing Assistance Revenue Bonds, 1995 (GNMA Collateralized Mortgage Loan – Kin On Project),		
7.4%, 11–20–36	1,142	1,228,324
		4,344,484

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Wisconsin – 0.43%		
City of Superior, Wisconsin, Water Supply Facilities Revenue Refunding Bonds (Superior Water, Light and Power Company Project), Series 1996, 6.125%, 11–1–21	$1,910	$ 1,926,502
Wyoming – 0.17%		
Cheyenne Regional Airport Board, First Mortgage Bonds, Tax-Exempt Revenue Refunding Bonds, Series 2005B (AMT):		
5.0%, 6–15–16	460	447,088
4.75%, 6–15–14	330	324,050
		771,138
TOTAL MUNICIPAL BONDS – 93.84%		$421,408,947
(Cost: $411,960,435)		
SHORT-TERM SECURITIES		
Commercial Paper		
Aluminum – 0.63%		
Alcoa Incorporated,		
4.86%, 4–3–06	2,820	2,819,239
Capital Equipment – 1.11%		
Deere (John) Capital Corporation,		
4.79%, 4–11–06	5,000	4,993,347
Food and Related – 1.11%		
Sara Lee Corporation,		
4.85%, 4–5–06	5,000	4,997,306
Forest and Paper Products – 0.74%		
Sonoco Products Co.,		
4.88%, 4–3–06	3,311	3,310,102
Publishing – 0.44%		
Tribune Co.,		
4.75%, 4–5–06	2,000	1,998,944
Total Commercial Paper – 4.03%		18,118,938

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations		
Arizona – 0.02%		
The Industrial Development Authority of the County of Maricopa, Variable Rate Demand Multifamily Housing Revenue Bonds (Gran Victoria Housing LLC Project), Series 2000A (Fannie Mae), 3.19%, 4–6–06	$ 100	$ 100,000
Colorado – 2.24%		
Colorado Agricultural Development Authority, Adjustable Rate Industrial Development Revenue Bonds (Royal Crest Dairy, Inc. Project), Series 1998 (UMB Bank, Colorado), 3.4%, 4–5–06	5,200	5,200,000
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N. A.), 3.2%, 4–6–06	4,040	4,040,000
Colorado Educational and Cultural Facilities Authority, Variable Rate Demand Public Radio Revenue Bonds (Community Wireless of Park City, Inc. Project), Series 2003 (U.S. Bank, National Association), 3.2%, 4–5–06	790	790,000
		10,030,000
Texas – 0.11%		
Bexar County Housing Finance Corporation, Multifamily Housing Revenue Bonds (Mitchell Village Apartments Project), Series 2000A–1 (Fannie Mae), 3.19%, 4–5–06	500	500,000
Total Municipal Obligations – 2.37%		10,630,000
TOTAL SHORT-TERM SECURITIES – 6.40% (Cost: $28,748,938)		$ 28,748,938
TOTAL INVESTMENT SECURITIES – 100.24% (Cost: $440,709,373)		$450,157,885
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.24%)		(1,099,878)
NET ASSETS – 100.00%		$449,058,007

See Notes to Schedule of Investments on page 27.

The Investments of Municipal High Income Fund

March 31, 2006

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of these securities amounted to $2,452,812 or 0.55% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at March 31, 2006.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL HIGH INCOME FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $440,709) (Notes 1 and 3)	$450,158
Cash	1
Receivables:	
Interest.	7,886
Fund shares sold.	534
Prepaid and other assets	47
Total assets	458,626

LIABILITIES

Payable for investment securities purchased	8,290
Payable to Fund shareholders	829
Dividends payable.	233
Accrued service fee (Note 2)	86
Accrued shareholder servicing (Note 2).	47
Accrued accounting services fee (Note 2)	11
Accrued management fee (Note 2)	6
Accrued distribution fee (Note 2)	2
Other	64
Total liabilities	9,568
Total net assets.	$449,058

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 89,582
Additional paid-in capital	379,614
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	337
Accumulated undistributed net realized loss on	
investment transactions	(29,924)
Net unrealized appreciation in value of investments.	9,449
Net assets applicable to outstanding units of capital.	$449,058
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.01
Class B	$5.01
Class C	$5.01
Class Y	$5.01
Capital shares outstanding:	
Class A	86,065
Class B	1,354
Class C	2,143
Class Y	20
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL HIGH INCOME FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$12,881
Expenses (Note 2):	
Investment management fee	1,135
Service fee:	
Class A	510
Class B	8
Class C	12
Shareholder servicing:	
Class A	198
Class B	6
Class C	11
Class Y	—*
Legal fees	77
Distribution fee:	
Class A	6
Class B	25
Class C	37
Accounting services fee	66
Audit fees	15
Custodian fees	5
Other	111
Total expenses	2,222
Net investment income	10,659

REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	867
Unrealized appreciation in value of investments during the period	2,022
Net gain on investments	2,889
Net increase in net assets resulting from operations	$13,548

* Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL HIGH INCOME FUND
(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 10,659	$ 20,989
Realized net gain on investments	867	1,811
Unrealized appreciation.	2,022	6,491
Net increase in net assets resulting from operations	13,548	29,291
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(10,310)	(20,363)
Class B	(138)	(264)
Class C	(200)	(304)
Class Y	(2)	(5)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(10,650)	(20,936)
Capital share transactions (Note 5)	23,635	17,200
Total increase	26,533	25,555
NET ASSETS		
Beginning of period.	422,525	396,970
End of period.	$449,058	$422,525
Undistributed net investment income	$ 337	$ 328

(1)See "Financial Highlights" on pages 31 - 34.

Financial Highlights

MUNICIPAL HIGH INCOME FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96	$4.92
Income (loss) from investment operations:						
Net investment income	0.12	0.26	0.26	0.26	0.26	0.28
Net realized and unrealized gain (loss) on investments.	0.03	0.10	0.05	(0.12)	(0.01)	0.04
Total from investment operations	0.15	0.36	0.31	0.14	0.25	0.32
Less distributions from:						
Net investment income	(0.12)	(0.26)	(0.26)	(0.26)	(0.26)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.26)	(0.26)	(0.26)	(0.26)	(0.28)
Net asset value, end of period	$5.01	$4.98	$4.88	$4.83	$4.95	$4.96
Total return[1]	3.10%	7.45%	6.66%	3.02%	5.35%	6.64%
Net assets, end of period (in millions)	$431	$407	$386	$407	$431	$419
Ratio of expenses to average net assets	0.99%[2]	0.97%	0.95%	0.96%	1.03%	1.02%
Ratio of net investment income to average net assets	4.96%[2]	5.18%	5.41%	5.54%	5.39%	5.61%
Portfolio turnover rate	15%	24%	28%	23%	23%	22%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96	$4.92
Income (loss) from investment operations:						
Net investment income	0.10	0.21	0.22	0.22	0.22	0.23
Net realized and unrealized gain (loss) on investments.	0.03	0.10	0.05	(0.12)	(0.01)	0.04
Total from investment operations	0.13	0.31	0.27	0.10	0.21	0.27
Less distributions from:						
Net investment income	(0.10)	(0.21)	(0.22)	(0.22)	(0.22)	(0.23)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.21)	(0.22)	(0.22)	(0.22)	(0.23)
Net asset value, end of period	$5.01	$4.98	$4.88	$4.83	$4.95	$4.96
Total return	2.67%	6.53%	5.75%	2.15%	4.46%	5.71%
Net assets, end of period (in millions)	$7	$7	$6	$6	$5	$3
Ratio of expenses to average net assets	1.83%[1]	1.83%	1.81%	1.80%	1.85%	1.91%
Ratio of net investment income to average net assets	4.12%[1]	4.31%	4.55%	4.71%	4.56%	4.68%
Portfolio turnover rate	15%	24%	28%	23%	23%	22%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96	$4.92
Income (loss) from investment operations:						
Net investment income	0.10	0.21	0.22	0.22	0.22	0.23
Net realized and unrealized gain (loss) on investments.	0.03	0.10	0.05	(0.12)	(0.01)	0.04
Total from investment operations	0.13	0.31	0.27	0.10	0.21	0.27
Less distributions from:						
Net investment income	(0.10)	(0.21)	(0.22)	(0.22)	(0.22)	(0.23)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.21)	(0.22)	(0.22)	(0.22)	(0.23)
Net asset value, end of period	$5.01	$4.98	$4.88	$4.83	$4.95	$4.96
Total return	2.65%	6.49%	5.71%	2.16%	4.49%	5.74%
Net assets, end of period (in millions)	$11	$9	$5	$5	$5	$3
Ratio of expenses to average net assets	1.88%[1]	1.87%	1.85%	1.80%	1.84%	1.84%
Ratio of net investment income to average net assets	4.07%[1]	4.26%	4.49%	4.70%	4.58%	4.72%
Portfolio turnover rate	15%	24%	28%	23%	23%	22%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96	$4.92
Income (loss) from investment operations:						
Net investment income	0.13	0.27	0.27	0.27	0.26	0.27
Net realized and unrealized gain (loss) on investments.	0.03	0.10	0.05	(0.12)	(0.01)	0.04
Total from investment operations	0.16	0.37	0.32	0.15	0.25	0.31
Less distributions from:						
Net investment income	(0.13)	(0.27)	(0.27)	(0.27)	(0.26)	(0.27)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.13)	(0.27)	(0.27)	(0.27)	(0.26)	(0.27)
Net asset value, end of period	$5.01	$4.98	$4.88	$4.83	$4.95	$4.96
Total return	3.21%	7.67%	6.87%	3.17%	5.35%	6.45%
Net assets, end of period (in thousands)	$101	$97	$83	$8,801	$8,646	$2
Ratio of expenses to average net assets	0.77%[1]	0.76%	0.75%	0.80%	0.63%	1.93%
Ratio of net investment income to average net assets	5.18%[1]	5.38%	5.78%	5.76%	5.68%	4.72%
Portfolio turnover rate	15%	24%	28%	23%	23%	22%

(1)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek to provide a high level of income which is not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – All of the Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $526,505. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2006, W&R received $1,305, $1,663 and $3,986 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $363,119 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $13,282, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $84,352,157, while proceeds from maturities and sales aggregated $61,613,732. Purchases of short-term securities aggregated $973,441,515, while proceeds from maturities and sales aggregated $955,767,426. No U.S. government obligations were purchased or sold during the six-month period ended March 31, 2006.

For Federal income tax purposes, cost of investments owned at March 31, 2006 was $440,372,857, resulting in net unrealized appreciation of $9,785,028, of which $18,644,091 related to appreciated securities and $8,859,063 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$20,916,124
Distributed ordinary income	20,943,047
Undistributed ordinary income*	739,127
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	5,048,012
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2006.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2009	$ 6,187,770
September 30, 2010	11,473,462
September 30, 2011.	3,929,709
September 30, 2012.	4,152,198
September 30, 2013.	5,048,012
Total carryover	$30,791,151

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity. Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
Shares issued from sale of shares:		
Class A	7,810	9,506
Class B	96	296
Class C	577	1,039
Class Y	—*	2
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,616	3,215
Class B	21	41
Class C	36	55
Class Y	—*	1
Shares redeemed:		
Class A	(5,022)	(10,172)
Class B	(94)	(186)
Class C	(311)	(340)
Class Y	(—)	(1)
Increase in outstanding capital shares	4,729	3,456
Value issued from sale of shares:		
Class A	$39,024	$47,150
Class B	477	1,467
Class C	2,886	5,143
Class Y	—*	11
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	8,081	15,920
Class B	106	203
Class C	179	274
Class Y	2	5
Value redeemed:		
Class A	(25,094)	(50,364)
Class B	(471)	(923)
Class C	(1,555)	(1,683)
Class Y	(—)	(3)
Increase in outstanding capital	$23,635	$17,200

*Not shown due to rounding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Municipal High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Municipal High Income Fund, Inc. (the "Fund") as of March 31, 2006, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal High Income Fund, Inc. as of March 31, 2006, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.



www.waddell.com

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